SEC 20004780

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Outcome Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11921 Freedom Drive, Suite 730
(No. and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Wallace 703-995-2165
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsenAllen
(Name – *if individual, state last, first, middle name*)

1966 Greenspring Drive, Suite 300	Timonium	MD	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Outcome Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Victoria L. Birkett

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

City/County of Fairfax

Commonwealth of Virginia

I certify this to be a complete, full, true and exact reproduction of the original documents.

Certified this 27th day of February, 2020

Victoria L. Birkett

Notary Public's signature

Notary registration number: 7582715

My commission expires July 31, 2022

Victoria L Birkett
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7582715
Com. Exp. Jul. 31, 2022

OUTCOME CAPITAL, LLC

2019 FINANCIAL CONDITION

OUTCOME CAPITAL, LLC
Reston, Virginia

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Committee of
Outcome Capital, LLC
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Outcome Capital LLC (the Company) as of December 31, 2019, the related statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases due to the adoption of ASU No. 2016-02, *Leases* (Topic 842).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Operating Committee of
Outcome Capital, LLC

Supplemental Information

The supplemental information (Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)) is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2010.

Baltimore, Maryland
February 27, 2020

STATEMENT OF FINANCIAL CONDITION

OUTCOME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS		
Cash		$ 402,462
Prepaid expenses		38,874
Accounts receivable		200,976
Right-of-use assets, net of accumulated amortization		1,200,058
Security deposits		117,053
Property and equipment, (net of accumulated depreciation of $137,407)		87,377
TOTAL ASSETS		$ 2,046,800
LIABILITIES AND MEMBERS' CAPITAL		
Accounts payable, accrued expenses and other liabilities	$ 110,768	
Lease liabilities	1,291,724	
Total liabilities		$ 1,402,492
Members' capital		644,308
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 2,046,800

The accompanying notes are an integral part of the financial statements.

OUTCOME CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Outcome Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia limited liability corporation (LLC) that is owned 50% by WWC Capital Group, LLC (the Affiliated Company), 25% by Arnold E. Freedman, and 25% by Oded Ben-Joseph. The Company is engaged in a single line of business as a securities broker-dealer, which comprises the investment banking business.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Investment Banking Revenue

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Fees from these services are performed under contracts for these services under ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." Revenues for these advisory services are recognized when performance obligations under the client contracts are completed and the revenue is reasonably determinable. During 2019, the Company had $2,445,989 of revenue from non-refundable retainers and $2,305,000 of revenue from success fees.

The Company's contracts with its clients are all cancelable with 30 days or less notice and are expected to last no longer than 12 months. Each contract contains two types of consideration: 1) non-refundable monthly retainers and 2) success fees. These contracts have two performance obligations: 1) deliver marketing material to the clients and 2) market, negotiate and close the transaction. The Company is compensated for its development and delivery of marketing materials via monthly non-refundable retainers. The revenue for the development and delivery of marketing material is recognized during the month the services are provided. Related expenses are booked during the same month except for equity owner payments tied to this revenue, which are subject to the approval of the Company's Operating Committee.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Those expenses are booked when paid. The Company often receives payment of the non-refundable retainers before the end of the month during which the related services are to be performed. In such cases, the Company records a deferred revenue balance for the portion of the advance payment that relates to services to be performed in the next period. At the end of 2019, the Company's deferred revenue liability was $67,011. This liability was $67,000 at the end of 2018. During 2019, the Company recognized the revenue that was deferred at the end of 2018 when the services were performed in 2019. The Company fulfills its performance obligations during each month by providing services requested by the client. There is no other practical measurement of completion since the scope of deliverables is constantly changing and the contract can be terminated at 30 days' or less notice.

Success fees are recognized as revenue when the outcome of the transaction and the success fee is reasonably determinable which is generally when the transaction closes. Expenses for the performance of this obligation are booked in the month incurred, except for non-owner, employee contingent, compensation expenses that are explicitly tied to the success fee, which are booked when the success fee revenue is booked. Owner compensation tied to success fees is subject to approval by the Company's Operating Committee and is booked when paid.

Success fees that are contingent upon future performance milestones are recognized upon completion of those milestones which are generally when the client is paid for this contingent consideration. Expenses associated with this revenue are booked during the period performed which is generally prior to the recognition of this revenue, except for those non-owner employee contingent compensation expenses that are explicitly tied to these success fees, which are booked when the contingent success fee revenue is booked. Owner compensation tied to contingent success fees is subject to approval by the Company's Operating Committee and is booked when paid.

Income Taxes

Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes is that of the members, not of the Company itself.

Cash and Cash Equivalents

Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase. As of December 31, 2019, there were not any cash equivalents.

Accounts Receivable

Accounts receivable results from non-refundable retainer fees charged to the Company's customers for services rendered. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Office furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. The Company defines property and equipment as office furniture and equipment which individually cost more than $1,000 and have an estimated useful life in excess of three years. Depreciation is computed using the straight-line method generally over an estimated useful life of five years for office furniture and equipment and the lesser of the life of the lease or seven years for leasehold improvements. Depreciation expense for the year ended December 31, 2019 was $33,423.

Leases

In 2019, the Company began to account for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space and certain office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognized a lease liability of $1,696,428 and a right of use (ROU) asset of $1,583,393, after the initial adoption of this accounting policy on January 1, 2019. In adopting FASB ASC 842, the net change to the Company's equity was $0, because the year-end 2018 deferred rent liability of $113,035 was removed which caused the net change in liabilities due to the adoption of this policy to equal the ROU assets added to the balance sheet.

Lease liabilities. A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of all but one of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease that does not contain an implicit rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Accounting policy election for lease and non-lease components. The Company has elected, by class of underlying asset, for all asset classes, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

See Note 8, “Commitments and Contingent Liabilities” for additional information on the Company’s leases.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Security Deposits

For the year ended December 31, 2019, security deposits for leases in Boston, Reston and New York totaled $117,053.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a commercial bank. All amounts held by the bank are subject to Federal Deposit Insurance Corporation (FDIC) insurance limitations, and amounts held may exceed those limits. Uninsured cash balances were approximately $152,462 at December 31, 2019.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Affiliated Company has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to six percent of annual compensation, subject to certain annual limitations. The Company matches a portion of the employee contributions and may provide additional discretionary contributions at a rate to be determined annually. For the year ended December 31, 2019, Company contributions totaled $32,442.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $200,028, which was $186,532 in excess of its required net capital of $13,496. The Company's aggregate indebtedness net capital ratio was 1.01 to 1.

NOTE 6 – FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2019 amended FOCUS report filed with FINRA.

NOTES 7 – RELATED PARTY TRANSACTIONS

The Affiliated Company and the Company have a formal expense sharing agreement where the parties share employees, office space, equipment, systems and office support. The cost of expenses is calculated based on actual employee specific costs for those employees of the Company that perform services for the Affiliated Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Affiliated Company.

The Affiliated Company reimburses the Company for these expenses on a quarterly basis. Expenses reimbursed to the Company from the Affiliated Company under this expense sharing agreement totaled $9,013 for the year ended December 31, 2019. Reimbursed expenses are recorded as a reduction to expenses in the financial statements. No monies are due from other affiliated entities, outside of the expense sharing agreement. The transactions with the Affiliated Company described above and the effect thereof on the accompanying financial statement may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has obligations as a lessee for office space and certain office equipment with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. In some cases, these leases contain renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments as used to determine the lease liability. All but one of the Company's leases do not include termination options for either party to the lease. None have restrictive financial or other covenants. Payments due under the lease contracts include fixed payments and no variable payments other than the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease costs that are represented in the financial statements for the year ended December 31, 2019 are as follows:

Operating lease cost:		
Right of use amortization	$	383,335
Interest expense		135,585
Total lease cost from long-term operating leases subject to FASB ASC 842	$	518,920

Total lease cost of $518,920 is included in the Occupancy and Equipment line item and on the Statement of Income.

Amounts reported in the Statement of Financial Condition as of December 31, 2019 were as follows:

Operating leases:	
Operating lease ROU assets	$ 1,200,058
Operating lease liabilities	$ 1,291,724

Other information related to leases as of December 31, 2019 was as follows:

Weighted-average remaining lease term:	
Operating leases	3.2 years
Weighted-average discount rate:	
Operating leases	8.95%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of the operating lease liabilities that are included in lease liabilities on the balance sheet are set forth below. These amounts include imputed interest of $201,637, as of December 31, 2019.

2020	$	550,503
2021		361,139
2022		365,839
2023		215,880
Total	$	1,493,361

NOTE 9 – DISAGGREGATED REVENUE

During 2019, the Company had two types of revenue as follows:

Non-Refundable Retainers	$ 2,445,989
Success Fee Revenue	2,305,000
Total Revenue	$ 4,750,989

NOTE 10 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 26, 2020, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2019, but prior to February 26, 2020, that provided additional evidence about conditions that existed at December 31, 2019 have been recognized in the financial statements for the year ended December 31, 2019.